As filed with the Securities and Exchange Commission on May 14, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8/A
REGISTRATION STATEMENT AMENDED
UNDER
THE SECURITIES ACT OF 1933

UNIVERSAL ICE BLAST, INC.

Nevada	88-0360067
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer identification No.)

533 6th Street South
Kirkland, Washington 98033

STOCK COMPENSATION PLAN

Rory Clarke
Chief Executive Officer
533 6th Street South
Kirkland, Washington 98033
(425) 893-8424

Copy to:
Rebecca Wilson, Esq.
2781 W. MacArthur Blvd., #168
Santa Ana, CA 92704
(714) 307-7285

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum Aggregate offering Price	Amount of registration fee
Common Stock (par value 0.001)	18,300,000	$0.035	$**	$**

Estimated solely for the purpose of determining the amount of registration fee pursuant to Rules 457(c) and 457 (h), which is based upon the closing sale price of the Company's Common Stock on the average of May 6, 7, 10, 11 and 12, 2004 as reported on the OTC Electronic Bulletin Board, and the maximum number of shares which may be granted under the Universal Ice Blast, Inc., Amended 2002 Stock Compensation Plan.

PART I

INFORMATION REQUIRED IN THIS SECTION 10(a) PROSPECTUS

Item 1.   Plan Information.*

Item 2.   Registrant Information and Employee Plan Annual Information.*

   *Information required by Part 1 to be contained in the Section 10(a) prospectus is omitted from the registration statement in accordance with Rule 428 under the Securities Act of 1933.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference

The following documents which have been heretofore filed with the Securities and Exchange Commission (the "Commission") by the Registrant pursuant to the Securities Exchange Act of 1934 (the "Exchange Act") are incorporated by reference herein:

(a) The Company's annual report on Form 10-KSB for the fiscal year ended December 31, 2003 (Commission File No. 000-32771);

(b) All other reports filed by the Company pursuant to Section 13(a) or Section 15 (d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), since December 31, 2003 through the date hereof;

(c) The Company's S-8 filing of August 14, 2003; and

(d) Any document filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof, but prior to the filing of a post-effective amendment to this Registration Statement which indicates that all shares of Common Stock registered hereunder have been sold or that deregisters all such shares of Common Stock then remaining unsold, such documents being deemed to be incorporated by reference herein and to be part hereof from the date of filing of such documents.

Item 4. Description of Securities

Not applicable.

Item 5. Interests of Named Experts and Counsel

Not applicable.

Item 6. Indemnification of Directors and Officer

The Certificate of Incorporation of the Company provides that all directors, officers, employees and agents of the Company shall be entitled to be indemnified by the Company to the fullest extent permitted by law. The Certificate of Incorporation also provides as follows:

The corporation shall, to the fullest extent permitted by the Act, as the same may be amended and supplemented, indemnify all directors, officers, employees, and agents of the corporation whom it shall have power to indemnify thereunder from and against any and all of the expenses, liabilities, or other matters referred to therein or covered thereby.

3

Such right to indemnification or advancement of expenses shall continue as to a person who has ceased to be a director, officer, employee, or agent of the corporation, and shall inure to the benefit of the heirs, executives, and administrators of such persons. The indemnification and advancement of expenses provided for herein shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement may be entitled under any bylaw, agreement, vote of stockholders or of disinterested directors or otherwise. The corporation shall have the right to purchase and maintain insurance on behalf of its directors, officers, and employees or agents to the full extent permitted by the Act, as the same may be amended or supplemented.

Commission Policy

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 7. Exemption from Registration Claimed

Not applicable.

Item 8.Exhibits

The Exhibits to this registration statement are listed in the index to Exhibits on page 6.

Item 9. Undertakings

The undersigned registrant hereby undertakes:

(1) To file during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the securities Act 1933:

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement:

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; *provided, however*, that paragraph (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by said paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15 (d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by mean of a post-effective amendment any of the securities being registered hereunder that remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing a form S-8 and has duly caused same to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kirkland, State of Washington on May 13, 2004.

Universal Ice Blast, Inc.

By /s/ Rory Clarke
Rory Clarke, CEO

Each person whose signature appears below hereby constitutes and appoints Rory Clarke as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, to sign any and all amendments, (including post-effective amendments) to this Registration Statement on Form S-8 and to file same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission under the Securities Act of 1933. Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Rory Clarke	CEO and CFO	May 13, 2004
Rory Clarke		

INDEX TO EXHIBITS

**Exhibit
NO.**   **Description**

5.1   Opinion of Counsel regarding the legality of the securities registered hereunder.

10.2   Amended 2002 Stock Compensation Plan

23.1   Consent of Independent Public Accountants

Exhibit 5.1


OPINION OF COUNSEL

Rebecca Wilson
Attorney at Law
2781 W. MacArthur Blvd., #168
Santa Ana, CA 92704
(714) 307-7285


May 13, 2004

Universal Ice Blast, Inc.
533 6th Street South
Kirkland, Washington 98033

   Re: Registration Statement on Form S-8 Amended

Gentlemen:

I have been asked to review the Amended 2002 Stock Compensation Plan, (the "Plan"). This review is in regard to the proposed filing of the Amended S-8 Registration Statement under the Securities Act of 1933, as amended, for the purpose of registering 18,300,000 shares of the Company's common stock (the "Shares") in accordance with the terms and conditions of the aforementioned plan, where said filing will be a post-effective amendment to the Company's S-8 filing of August 14, 2003.

Based upon my examination of the relevant documentation, I am of the opinion that the shares of Common Stock issuable with the Plan are duly authorized and, when issued in accordance with the Plan, will be validly issued, fully paid and non-assessable.

Further, I consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Rebecca Wilson
Rebecca Wilson, Esq.

Exhibit 10.2


UNIVERSAL ICE BLAST, INC.

AMENDED 2002 STOCK COMPENSATION PLAN


1. Purpose of the Plan. The purpose of the Amended 2002 Stock Compensation Plan ("Plan") of Universal Ice Blast, Inc., a Nevada corporation, ("Company") is to provide the Company with a means of compensating selected key employees (including officers) and directors of and consultants to the Company and its subsidiaries for their services rendered in connection with the development of Universal Ice Blast, Inc. with shares of Common Stock of the Company.

2. Administration of the Plan. The Plan shall be administered by the Company's Board of Directors (the "Board").

2.1. Award or Sales of shares. The Company's Board shall (a) select those key employees (including officers), directors and consultants to whom shares of the Company's Common Stock shall be awarded or sold, and (b) determine the number of shares to be awarded or sold; the time or times at which shares shall be awarded or sold; whether the shares to be awarded or sold will be registered with the Securities and Exchange Commission; and such conditions, rights of repurchase, rights of first refusal or other transfer restrictions as the Board may determine. Each award or sale of shares under the Plan may or may not be evidenced by a written agreement between the Company and the persons to whom shares of the Company's Common Stock are awarded or sold.

2.2. Consideration for Shares. Shares of the Company's Common Stock to be awarded or sold under the Plan shall be issued for such consideration, having a value not less than par value thereof, as shall be determined from time to time by the Board in its sole discretion.

2.3. Board Procedures. The Board from time to time may adopt such rules and regulations for carrying out the purposes of the Plan as it may deem proper and in the best interests of the Company. The Board shall keep minutes of its meetings and records of its actions. A majority of the members of the Board shall constitute a quorum for the transaction of any business by the Board. The Board may act at any time by an affirmative vote of a majority of those members voting. Such vote shall be taken at a meeting (which may be conducted in person or by any telecommunication medium) or by written consent of Board members without a meeting.

2.4. Finality of Board Action. The Board shall resolve all questions arising under the Plan. Each determination, interpretation, or other action made or taken by the Board shall be final and conclusive and binding on all persons, including, without limitation, the Company, its stockholders, the Board and each of the members of the Board.

2.5. Non-Liability of Board Members. No Board member shall be liable for any action or determination made by him in good faith with respect to the Plan or any shares of the Company's Common Stock sold or awarded under it.

2.6. Board Power to amend, Suspend, or Terminate the Plan. The Board may, from time to time, make such changes in or additions to the Plan as it may deem proper and in the best interests of the Company and its Stockholders. The Board may also suspend or terminate the Plan at any time, without notice, and in its sole discretion.

3. Shares Subject to the Plan. For purposes of the Plan, the Board of Directors is authorized to sell or award up to 30,000,000 shares and/or options of the Company's Common Stock, $0.001 par value per share ("Common Stock").

 4. Participants. All key employees (including officers) and directors of and consultants to the Company and any of its subsidiaries (sometimes referred to herein as ("Participants") are eligible to participate in the Plan. A copy of this Plan shall be delivered to all requesting participants, together with a copy of any Board resolutions authorizing the issuance of the shares and establishing the terms and conditions, if any, relating to the sale or award of such shares.

5. Rights and Obligations of Participants. The award or sale of shares of Common Stock shall be conditioned upon the participant providing to the Board a written representation that, at the time of such award or sale, it is the intent of such person(s) to acquire the shares for investment only and not with a view toward distribution. The certificate for unregistered shares issued for investment shall be restricted by the Company as to transfer unless the Company receives an opinion of counsel satisfactory to the Company to the effect that such restriction is not necessary under the pertaining law. The providing of such representation and such restriction on transfer shall not, however, be required upon any person's receipt of shares of Common Stock under the Plan in the event that, at the time of award or sale, the shares shall be (i) covered by an effective and current registration statement under the Securities Act of 1933, as amended, and (ii) either qualified or exempt from qualification under applicable state securities laws. The Company shall, however, under no circumstances be required to sell or issue any shares under the Plan if, in the opinion of the Board, (i) the issuance of such shares would constitute a violation by the participant or the Company of any applicable law or regulation of any governmental authority, or (ii) the consent or approval of any governmental body is necessary or desirable as a condition of, or in connection with, the issuance of such shares.

6. Payment of Shares.

(a) The entire purchase price of shares issued under the Plan shall be payable in lawful money of the United States of America at the time when such shares are purchased, except as provided in subsection (b) below.

(b) At the discretion of the Board, Shares may be issued under the Plan in consideration of services rendered.

7. Adjustments. If the outstanding Common Stock shall be hereafter increased or decreased, or changed into or exchanged for a different number or kind of shares or other securities of the Company or of another corporation, by reason of a recapitalization, reclassification, reorganization, merger, consolidation, share exchange, or other business combination in which the Company is the surviving parent corporation, stock split-up, combination of shares, or dividend or other distribution payable in capital stock or rights to acquire capital stock, appropriate adjustment shall be made by the Board in the number and kind of shares which may be granted under the Plan.

8. Tax Withholding. As a condition to the purchase or award of shares, the participant shall make such arrangements as the Board may require for the satisfaction of any federal, state, local or foreign withholding tax obligations that may arise in connection with such purchase or award.

9. Terms of the Plan.

9.1. Effective Date. The Plan shall become effective on January 1, 2002.

9.2. Termination Date. The Plan shall terminate at Midnight on January 1, 2004, and no shares shall be awarded or sold after that time. The Plan may be suspended or terminated at any earlier time by the Board within the limitations set forth in Section 2.6.

10. Non-Exclusivity of the Plan. Nothing contained in the Plan is intended to amend, modify, or rescind any previously approved compensation plans, programs or options entered into by the Company. This Plan shall be construed to be in addition to and independent of any and all such other arrangements. The adoption of the Plan by the Board shall not be construed as creating any limitations on the power of authority of the Board to adopt, with or without stockholder approval, such additional or other compensation arrangements as the Board may from time to time deem desirable.

11. Governing Law. The Plan and all rights and obligations under it shall be construed and enforced in accordance with the laws of the State of Washington.

EXHIBIT 23.1

May 13, 2004

Board of Directors
Universal Ice Blast, Inc.
Kirkland, WA

We consent to incorporation by reference in the amended registration statement on Form S-8 of Universal Ice Blast, Inc., our report dated May 13, 2004, relating to the consolidated financial statements of Universal Ice Blast, Inc., as of December 31, 2003, which report appears in the December 31, 2003 annual report on Form 10-KSB of Universal Ice Blast, Inc.

/s/ Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington